UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hi-Tech Pharmacal Co., Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
42840B101
(CUSIP Number)
March 12, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	42840B101	13G	Page 2 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Costa Brava Partnership III L.P. 04-3387028
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	A Delaware limited partnership
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	709,620
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	709,620
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	709,620
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	6.3%%
12)	Type of Reporting Person	PN

CUSIP No.: 42840B101        13GPage 3 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Roark, Rearden & Hamot, LLC
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	A Delaware limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	709,620
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	709,620
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	709,620
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	6.3%
12)	Type of Reporting Person	OO - Other

CUSIP No.: 42840B101        13GPage 4 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Seth W. Hamot
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	A United States citizen
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	709,620
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	709,620
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	709,620
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	6.3%
12)	Type of Reporting Person	IN, HC

CUSIP No.: 42840B101                                                       13GPage 5 of 8 Pages

Schedule 13G

Item 1.

(a)	Name of Issuer:

Hi-Tech Pharmacal Co., Inc.

(b)	Address of Issuer's Principal Executive Offices:

369 Bayview Avenue

Amityville, NY 11701

Item 2.

(a)	Name of Person Filing:

Seth W. Hamot is the president of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava Partnership III L.P. Each of the parties listed in the immediately preceding sentence is referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.” All of the securities reported herein as owned by the Reporting Persons are held by Costa Brava Partnership III L.P.

(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 420 Boylston Street, Boston, MA 02116.

(c)	Citizenship:

Seth W. Hamot is a United States citizen. Costa Brava Partnership III L.P. is a Delaware limited partnership. Roark, Rearden & Hamot, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP Number:

42840B101

CUSIP No.: 42840B101                                                       13GPage 6 of 8 Pages

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) through (c):

The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The Reporting Persons have agreed that this Schedule may be filed by Seth W. Hamot on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as Exhibit 1 to this Schedule.

CUSIP No.:	42840B101	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2008
Date
/s/ Seth W. Hamot
Signature
Seth W. Hamot
Name/Title

CUSIP No.:	42840B101	13G	Page 8 of 8 Pages

Exhibit 1

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:	March 21, 2008

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot
Seth W. Hamot
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President